Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2017

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 17, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: February 17, 2017	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive vice president and Head of Corporate Financial Center

Aegon reports strong net income in Q4 2016

Strong improvement in underlying earnings driven by the Americas

•	Underlying earnings up to EUR 554 million driven by strong expense management, improved claims experience and higher interest rates

•	Expense savings reached an annual run rate of EUR 110 million, significantly exceeding the 2016 target

•	Fair value items result of EUR (13) million as gains in the Netherlands from widening credit spreads and higher interest rates were offset by losses in the United States as a result of market volatility

•	Net income of EUR 470 million driven by strong underlying earnings and one-time tax benefits

•	Return on equity increases to 10.5%, and 9.1% excluding one-time tax benefits

Continued solid gross deposits; net outflows mostly from lower margin businesses

•	Gross deposits of EUR 23 billion; net outflows of EUR 3.5 billion driven by outflows from Chinese money market funds and anticipated lapses on Mercer block

•	New life sales amount to EUR 240 million partly driven by shift to fee-based solutions in NL

•	Accident & health and general insurance sales down 5% to EUR 225 million following product exits in US

•	Market consistent value of new business of EUR 118 million benefiting from higher interest rates

Solvency II ratio benefits from market movements

•	Solvency II ratio increases to an estimated 159% driven by favorable spread movements and higher interest rates

•	Capital generation of EUR 0.3 billion, excluding market impacts and one-time items of EUR 0.3 billion

•	Review of current 75% level of loss absorbing capacity of deferred taxes to be completed before the end of the second quarter of 2017

•	Holding excess capital increases to EUR 1.5 billion and gross leverage ratio to 29.9% as a result of senior debt issuance

•	Final 2016 dividend per share of EUR 0.13

Statement of Alex Wynaendts, CEO

“During 2016, we made good progress in the execution of our strategy by growing our business, realizing major expense savings and increasing our returns. At the same time, we continued to invest in our digital transformation and enhance the customer experience.

“I am especially pleased that we concluded the year with strong fourth quarter earnings, which increased as a result of successful expense reductions, improved claims experience and growth in fee-based revenues.

“Our group capital position remained stable throughout the year despite significant volatility in financial markets, political uncertainty and regulatory changes. In line with our target to return capital to shareholders, we are today announcing a final dividend of 13 cents per share. Looking ahead, I am confident that the actions we are taking as a management team will enable us to deliver on our promises to all stakeholders.”

Key performance indicators

	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
EUR millions 11b, 11c
Underlying earnings before tax *	1	554	461	20	435	27	1,913	1,867	2
Net income / (loss)		470	358	31	(580)	—	586	(523)	—
Sales	2	2,727	2,904	(6)	2,886	(6)	11,956	10,410	15
Market consistent value of new business	3	118	70	70	149	(21)	420	597	(30)
Return on equity	4	10.5%	7.7%	35	7.7%	35	8.0%	7.3%	9

All comparisons in this release are against the fourth quarter of 2015, unless stated otherwise.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

Strategic highlights

•	Strategy update and financial targets reaffirmed at December investor conference

•	Bancassurance partnership with Santander in Spain & Portugal extended

•	Cofunds acquisition closed; making Aegon the leading UK platform

•	Transamerica Ventures invests in German pension start-up fairr.de

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Strategy update

In December 2016, Aegon provided the market with a strategy and progress update on the 2018 financial targets at its Analyst & Investor Conference in New York City. This included a number of significant measures tied to the previously announced 5-part plan to improve operational performance in the Americas, such as:

•	Doubling the expense savings to be achieved from USD 150 million to USD 300 million by 2018

•	Further net reduction of >500 roles

•	First phase of location strategy implemented, resulting in the closure of 3 locations

•	Strategic decision to close Affinity, Direct TV and Direct Mail channels resulting in USD 100 million of capital release over the next three years

•	Development of integrated Worksite offering to combine wealth, health & advice

With the planned operational performance improvements in the Americas, Aegon reaffirmed the company’s target of a group return on equity of 10% by 2018. The target will further be supported by a Group-wide expense savings program of EUR 350 million by 2018 and by returning EUR 2.1 billion of capital to shareholders in the period 2016 to 2018.

Optimized portfolio

On December 28, 2016, Aegon and Banco Santander agreed to extend the scope of their bancassurance partnership in Spain by including health insurance. The joint venture partners have also agreed to accelerate the commercial development of certain insurance products in the coming months. Furthermore, Aegon and Banco Santander Totta agreed to strengthen their commitment through a more ambitious business plan in Portugal by expanding the distribution reach of their partnership. These agreements build on the successful development of the bancassurance partnership in Spain and Portugal in recent years.

On January 1, 2017, Aegon successfully closed the acquisition of Cofunds from Legal & General following regulatory approval. Cofunds and Aegon’s platform businesses are highly complementary. With the transaction Aegon will have an additional 750,000 platform customers representing approximately GBP 75 billion assets under administration, bringing total customers to over 1 million on Aegon’s platforms with more than GBP 100 billion assets under administration. The acquisition is expected to yield significant synergies from distribution, cost and capital perspectives.

Operational excellence

Effective January 1, 2017, Management Board member Marco Keim was given expanded responsibilities which now include oversight of the Netherlands, Central & Eastern Europe, and Spain & Portugal. In this expanded role he will focus his efforts on realizing significant revenue synergies through cross-border collaborations such as Aegon’s Digital Center of Excellence. This will help Aegon adapt to fast moving changes in the industry by sharing knowledge and expertise on a variety of topics, including technology, control functions, human resources, multinational product offerings and digital solutions.

Transamerica Ventures, Aegon’s venture capital fund made an investment in German pension start-up fairr.de, which is a digital pension provider with a direct sales model. Fairr.de has demonstrated rapid growth in Germany and presents an opportunity for Aegon’s Dutch pension business to enter the market. Fairr.de offers third pillar private pension plans for employers, independent professions and the self-employed, while also offering corporate pension products to employers. Aegon’s Dutch pension business is expected to contribute significant value to the partnership through its broad experience in the fields of corporate pension products, primarily company pension plans.

Customer loyalty

In the United States, Aegon’s subsidiary Transamerica launched a new customer care cross-training program called the Learning Journey. Consistent with the company’s strategic shift to One Transamerica, the program is reshaping the customer experience by cross-training call center representatives to handle and process questions on multiple product lines. This is a significant step in improving the customer experience as it will reduce the need to transfer customers from one representative to another depending on product type. Instead the training will allow for a single representative to serve the customers’ needs, while developing a deeper and more meaningful relationship.

In November, Aegon the Netherlands surpassed more than 900,000 My Aegon accounts, which is an increase of more than 150,000 accounts in 2016. My Aegon is a website and mobile app that allows Aegon customers to have insights into their financial positions day and night. My Aegon provides customers with access to the necessary documentation digitally and at a moment’s notice when and where they want it, reducing the need for physical mailings. Over 37% of all Aegon the Netherland’s customers currently have a My Aegon account and have completed more than 130,000 transactions in 2016 contributing to the improved Net Promoter Scores seen throughout the year.

Empowered employees

For the second year in a row, Transamerica has achieved 90 out of 100 possible points in the Human Rights Campaign Foundation Corporate Equality Index. Businesses are scored on a range of policies that support LGBTQ employees, these include anti-discrimination protections, domestic partner benefits, diversity training and transgender-inclusive benefits. Transamerica’s continued high score reflects the company’s commitment to creating an inclusive work environment for all employees. Workplace equality continues to grow in importance to customers when choosing how their financial needs will be met and this ranking solidifies Transamerica is at the forefront of this evolution.

Aegon the Netherlands improved 10 spots to number 15 in the 2016 Best Employer Survey for companies with more than 1,000 employees. There were more than 200,000 employees across more than 300 organizations surveyed to derive the best employers to work for in the Netherlands. Aegon scored high on organizational pride, receiving praise for work, satisfaction with alignment of the organization and satisfaction with the type of work performed. Aegon’s ambition is to further improve as an employer of choice and to enter the top 10 of the Best Employer Survey in the Netherlands.

Financial overview

EUR millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
Underlying earnings before tax
Americas		388	307	27	291	33	1,249	1,278	(2)
Europe		174	151	15	142	23	655	559	17
Asia		13	6	108	3	—	21	20	3
Asset Management		35	32	7	38	(8)	149	170	(12)
Holding and other		(57)	(35)	(61)	(39)	(45)	(162)	(161)	—

Underlying earnings before tax		554	461	20	435	27	1,913	1,867	2
Fair value items		(13)	84	—	(159)	92	(645)	(771)	16
Realized gains / (losses) on investments		36	21	66	58	(39)	340	346	(2)
Net impairments		(1)	6	—	64	—	(54)	49	—
Other income / (charges)		(38)	(72)	47	(1,181)	97	(771)	(2,180)	65
Run-off businesses		(1)	8	—	21	—	54	88	(39)

Income before tax		536	510	5	(762)	—	836	(601)	—
Income tax		(66)	(152)	56	182	—	(250)	78	—

Net income / (loss)		470	358	31	(580)	—	586	(523)	—

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		470	358	31	(581)	—	586	(524)	—
Non-controlling interests		—	—	159	—	(63)	—	1	(52)
Net underlying earnings		471	349	35	381	24	1,483	1,481	—

Commissions and expenses		1,726	1,638	5	1,844	(6)	6,696	6,916	(3)
of which operating expenses	9	978	900	9	997	(2)	3,764	3,734	1

New life sales
Life single premiums		476	479	(1)	561	(15)	2,054	2,823	(27)
Life recurring premiums annualized		192	171	12	216	(11)	764	822	(7)

Total recurring plus 1/10 single		240	219	9	273	(12)	969	1,104	(12)
New life sales	10
Americas		133	127	5	152	(12)	542	599	(9)
Europe		75	64	17	94	(20)	299	332	(10)
Asia		32	28	12	27	18	128	173	(26)

Total recurring plus 1/10 single		240	219	9	273	(12)	969	1,104	(12)
New premium production accident and health insurance		201	198	2	213	(5)	860	960	(10)
New premium production general insurance		23	20	16	25	(6)	94	84	12

Gross deposits (on and off balance)	10
Americas		8,769	9,375	(6)	8,511	3	40,881	36,999	10
Europe		3,474	2,769	25	3,107	12	12,773	11,489	11
Asia		54	83	(34)	63	(14)	304	408	(25)
Asset Management		10,326	12,442	(17)	12,079	(15)	46,366	33,722	37

Total gross deposits		22,625	24,669	(8)	23,761	(5)	100,325	82,618	21

Net deposits (on and off balance)	10
Americas		(2,073)	(3,711)	44	726	—	(1,015)	7,754	—
Europe		411	(41)	—	342	20	1,260	869	45
Asia		51	69	(26)	50	2	259	353	(27)
Asset Management		(1,702)	1,380	—	1,662	—	2,964	8,235	(64)

Total net deposits excluding run-off businesses		(3,313)	(2,303)	(44)	2,780	—	3,468	17,211	(80)
Run-off businesses		(179)	(237)	24	(215)	17	(759)	(833)	9

Total net deposits / (outflows)		(3,492)	(2,539)	(38)	2,564	—	2,709	16,378	(83)

Revenue-generating investments

	Dec. 31, 2016	Sep. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)	743,200	723,485	3	710,458	5

Investments general account	156,813	159,053	(1)	160,792	(2)
Investments for account of policyholders	203,610	197,493	3	200,226	2
Off balance sheet investments third parties	382,776	366,939	4	349,440	10

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax in the fourth quarter of 2016 increased by 27% compared with the fourth quarter of 2015 to EUR 554 million. This increase was in part driven by expense reductions, an improvement in claims experience in the United States and positive adjustments to intangible assets related to higher interest rates. Favorable claims experience and one-time items totaled EUR 38 million in the fourth quarter of 2016.

Underlying earnings from the Americas increased to EUR 388 million as a result of EUR 31 million favorable morbidity experience and a positive adjustment to intangible assets from higher interest rates of EUR 18 million. These more than offset EUR 13 million adverse persistency in the life business and EUR 5 million one-time charges. Expense savings as a result of management actions offset an increase in variable expenses and the acquisition of Mercer’s defined contribution business.

In Europe, underlying earnings increased to EUR 174 million. This was mainly driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom following the write down of DPAC related to upgrading customers to the retirement platform in the fourth quarter of 2015. Earnings in the United Kingdom also benefited from increased fee income as well as EUR 8 million favorable claims experience and reserve releases, which more than offset margin pressure. Earnings from the other businesses in Europe were stable compared with the same quarter last year.

The result of Aegon’s operations in Asia increased to EUR 13 million as a result of a positive impact of EUR 7 million from higher interest rates.

Underlying earnings from Aegon Asset Management declined slightly to EUR 35 million, mainly as a result of lower performance fees.

The result from the holding declined to a loss of EUR 57 million driven by EUR 8 million one-time charges from reserve adjustments and higher project-related expenses. The latter included expenses related to the implementation of a new global HR system.

Net income

Net income amounted to EUR 470 million as a result of strong underlying earnings and a favorable effective tax rate.

Fair value items

The loss from fair value items amounted to EUR 13 million. Gains in the Netherlands from positive real estate revaluations, widening credit spreads, and an interest rate mismatch on an IFRS basis were more than offset by losses in the United States. The latter was mostly driven by fair value items without an accounting match as a result of higher equity markets and interest rates following the US elections.

Realized gains on investments

Realized gains on investments of EUR 36 million were mostly the result of private equity divestments and normal trading activity in the Netherlands.

Impairment charges

Net impairments amounted to EUR 1 million, as recoveries on energy-related bonds in the United States were offset by an impairment in asset management.

Other charges

Other charges of EUR 38 million were mainly driven by the United States, which primarily related to restructuring charges. In Europe, other charges were driven by an adjustment of deferred policyholder acquisition costs related to Aegon’s European variable annuities business and additions to a legal claims provision in Central & Eastern Europe (CEE), which were partly offset by model updates in the Netherlands.

Run-off businesses

The result from run-off businesses decreased to a loss of EUR 1 million due to a EUR (18) million adjustment to the intangible balances for the BOLI/COLI business.

Income tax

Income tax amounted to EUR 66 million in the fourth quarter as a result of one-time tax benefits in the United States and the United Kingdom. The effective tax rate for the quarter was 12% as a result.

Return on equity

Return on equity increased to 10.5% in the fourth quarter of 2016 driven by higher underlying earnings and the aforementioned tax benefits. Excluding these tax benefits Aegon’s return on equity would have amounted to 9.1%.

Operating expenses

Operating expenses decreased by 2% compared with the fourth quarter of 2015 to EUR 978 million. Expense reductions as a result of management actions, lower restructuring charges, favorable currency movements, and non-recurrence of last year’s defined benefit charges more than offset an increase in year-end variable personnel expenses and the acquisition of Mercer’s defined contribution business.

Sales

Aegon’s total sales declined by 6% to EUR 2.7 billion in the fourth quarter of 2016. This was mainly the result of lower gross deposits which were down 5% as a result of a decrease in asset management deposits from last year’s exceptionally high level. Lower deposits from asset management more than offset increased deposits from Aegon’s online bank Knab and higher retirement plan deposits in the United States. Net outflows amounted to EUR 3.5 billion and were mainly driven by outflows from low-margin money market funds in China and net outflows on the business acquired from Mercer. The latter is in line with the anticipated lapse behavior when acquiring a block of retirement business.

New life sales declined by 12% to EUR 240 million, partly driven by lower pension sales in the Netherlands as a result of a continued shift in demand from defined benefit to defined contribution solutions. In addition, universal life sales in the United States continue to be impacted by a decline in the recruitment of new agents. Furthermore, new premium production for accident & health and general insurance was down by 5% to EUR 225 million due to product exits in the United States.

Market consistent value of new business

The market consistent value of new business declined to EUR 118 million compared with the fourth quarter of 2015 due to a lower contribution from variable annuities in the United States as well as the divestment of the annuity portfolio and a change in product mix in the United Kingdom. As a result of higher interest rates, market consistent value of new business increased considerably compared with previous quarters in 2016.

Revenue-generating investments

Revenue-generating investments were up 3% during the fourth quarter of 2016 to EUR 743 billion as the appreciation of the US dollar and higher equity markets more than offset net outflows and the impact of higher interest rates on the value of fixed income investments.

Capital management

Shareholders’ equity was stable compared with the end of the previous quarter at EUR 21 billion on December 31, 2016. Retained earnings, positive remeasurements of defined benefit plans and strengthening of the US dollar largely offset a lower revaluation reserve as a result of increased interest rates. Shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, increased 7% to EUR 17.5 billion – or EUR 8.52 per common share – at the end of the fourth quarter. The main drivers of this increase were net income and favorable currency movements.

The gross leverage ratio increased 40 basis points to 29.9% in the fourth quarter, as the issuance of senior debt more than offsets the positive impact of this quarter’s net income. On December 6, 2016, Aegon issued EUR 500 million senior unsecured notes with a coupon of 1%. The proceeds of these notes have been earmarked for the redemption of EUR 500 million 3% senior unsecured notes due in July 2017. Pro forma for this redemption, Aegon’s gross financial leverage ratio reduced to 28.4%.

Holding excess capital increased to EUR 1.5 billion driven by the aforementioned issuance of senior notes. Excluding this item, holding excess capital decreased by EUR 0.1 billion to EUR 1.0 billion, as EUR 0.2 billion remittances from the units were offset by neutralization of the 2016 interim stock dividend, coupon payments and operating expenses.

Capital generation of the operating units excluding market impacts and one-time items amounted to EUR 0.3 billion in the fourth quarter of 2016. Market impacts in the quarter amounted to EUR 0.4 billion, mainly due to the positive impact of favorable credit spread movements on the Dutch mortgage portfolio and favorable market movements on the own employee pension plans in Aegon’s main markets. One-time items totaled EUR (0.1) billion, and included higher capital requirements mainly as a result of a repositioning of Aegon the Netherlands’ investment portfolio. Capital generation including market impacts and one-time items amounted to EUR 0.6 billion for the quarter.

Aegon’s Solvency II ratio increased to an estimated 159% during the fourth quarter as favorable market impacts more than offset one-time items in the operating units and the net effect from other items. Before the end of the second quarter of 2017, the assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes (LAC-DT) of 75% will be reviewed following new guidance by the Dutch Central Bank issued early February 2017. The Dutch operating entities have remitted EUR 100 million to the local holding in the first quarter of 2017. Upstreaming of dividend from Aegon the Netherlands to the group is pending the aforementioned review.

The estimated local solvency ratios of Aegon’s main units as of December 31, 2016 were:

•	440% RBC ratio in the United States

•	141 % Solvency II ratio in the Netherlands

•	156% Solvency II ratio in the United Kingdom

On February 10, 2017, Standard & Poor’s affirmed its ‘AA-’ ratings on Aegon’s core operating entities, while revising their outlook on Aegon and its rated subsidiaries domiciled in the United States and the Netherlands from ‘stable’ to ‘negative’ .

Final dividend

At the Annual General Meeting of Shareholders on May 19, 2017, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for 2016 of EUR 0.13 per common share. If approved, and in combination with the interim dividend of EUR 0.13 per share paid over the first half of 2016, Aegon’s total dividend over 2016 will amount to EUR 0.26 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

Aegon’s Euronext-listed shares will be quoted ex-dividend on May 23, 2017, while its NYSE-listed shares will be quoted ex-dividend on May 22, 2017. The record date for both shares is May 24, 2017. The election period for shareholders will run from May 30 up to and including June 16, 2017. The stock fraction will be based on the average share price on Euronext Amsterdam from June 12 until June 16, 2017. The stock dividend ratio will be announced on June 20, 2017, and the dividend will be payable as of June 23, 2017.

Financial overview, Q4 2016 geographically

EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	155	91	20	—	—	266
Individual savings and retirement products	140	—	(4)	—	—	136
Pensions	93	60	—	—	—	153
Non-life	—	21	—	—	—	21
Distribution	—	3	(2)	—	—	1
Asset Management	—	—	—	35	—	35
Other	—	—	—	—	(57)	(57)

Underlying earnings before tax	388	174	13	35	(57)	554
Fair value items	(226)	171	(11)	—	53	(13)
Realized gains / (losses) on investments	(18)	52	2	—	—	36
Net impairments	5	(1)	—	(5)	—	(1)
Other income / (charges)	(27)	(9)	—	(1)	(1)	(38)
Run-off businesses	(1)	—	—	—	—	(1)

Income before tax	121	387	5	28	(5)	536
Income tax	35	(81)	(14)	(10)	4	(66)

Net income / (loss)	157	306	(9)	18	(1)	470

Net underlying earnings	327	161	1	22	(41)	471

Employee numbers

	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015
Employees	29,380	29,732	31,530
of which Aegon’s share of employees in joint ventures and associates	5,944	6,121	7,499

Americas

•	Underlying earnings before tax up to USD 422 million mainly driven by improvement in claims experience

•	Net income down to USD 170 million due to fair value losses mainly resulting from rising equity markets

•	Gross deposits stable at USD 9.4 billion; net outflows of USD 2.5 billion mainly as a result of anticipated contract discontinuances in the business acquired from Mercer

•	Achieved annual run-rate expense savings of USD 90 million in 2016

Execution of strategy

Aegon provided more details on its 5-part plan aimed at increasing the return on capital for its business in the US at its Analyst & Investor conference on December 8, 2016. Expense savings are an important building block to improve the performance of the business. At its conference, Aegon announced that the original USD 150 million expense savings plan for the US will be completed in 2017 – one year ahead of schedule – and that the expense savings target for the end of 2018 was also doubled to USD 300 million. In 2016 expense reduction initiatives, including a voluntary separation plan, have led to annual run-rate expense savings of USD 90 million. The staffing and location strategy announced early December is expected to deliver a further USD 50 million run-rate savings in 2017.

Aegon is able to realize these savings as a result of its strategy to transform its US operations into one, functionally-organized business. Work is underway to optimize the business model and deliver significant digital modernization through a more efficient use of technology and outsourcing capabilities. The aim is to better meet customers’ needs and create a consistent, positive experience for all stakeholders. Aegon will deliver new, digital solutions in the workplace in the first half of 2017, focusing on the strong link between participants’ wealth and health needs.

At the same time, Aegon’s strict pricing discipline continued to lead to a margin over volume approach. As a result, demand reduced, especially for term life and variable annuities, which led to lower sales and net outflows. The recent expansions in the company’s variable annuity product suite are expected to lead to a sales improvement in 2017. Income Edge, one of the newly introduced optional living benefits for variable annuities, is a simplified living benefit rider and offers expanded investment choices. In addition, in anticipation of an expected move to a more fee-for-service world following the implementation of the Department of Labor rule, a new Transamerica fee-based – or so-called l-share – variable annuity product was launched in January 2017.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the fourth quarter of 2016 increased to USD 422 million compared with the fourth quarter of 2015. This was driven by favorable claims experience and higher interest rates, while expenses savings were offset by an increase in year-end variable personnel expenses.

•	Life earnings increased to USD 81 million as a result of the favorable impact of interest rates on intangible assets. The positive adjustment of 2016 of intangible assets of USD 20 million in the fourth quarter related to higher interest rates, and was partly offset by USD 14 million adverse persistency on universal life policies. Mortality experience for the fourth quarter was in line with long-term expectations.

•	Earnings from Accident & Health more than doubled to USD 87 million, driven by a significant improvement in morbidity experience. Favorable morbidity for the quarter of USD 34 million benefited from seasonality in supplemental health claims and favorable claims experience in long-term care. This was partly offset by product exits and a one-time guaranty fund assessment accrual of USD 5 million.

•	Retirement Plans earnings increased to USD 76 million primarily due to increased fee income. Excluding the impact of a one-time charge in the fourth quarter of 2015, the increase resulted from higher average account balances driven by equity market performance.

•	Mutual Funds earnings amounted to USD 15 million.

•	Earnings from Variable Annuities decreased to USD 104 million due to less favorable claims experience.

•	Earnings from Fixed Annuities increased to USD 34 million as a result of last year’s one-time charges.

•	Stable Value Solutions earnings of USD 24 million were constant as balances were relatively unchanged.

•	Earnings from Latin America decreased to nil.

Net income

Net income from Aegon’s businesses in the Americas declined to USD 170 million in the fourth quarter. Lower results from fair value items more than offset a tax benefit.

The result from fair value items amounted to a loss of USD 248 million.

•	The loss on fair value hedges without an accounting match under IFRS was USD 202 million. A USD 162 million loss on the macro hedge related to GMIB variable annuities was a result of higher equity markets and volatility following the outcome of the US elections. Other hedges produced a fair value loss of USD 41 million related to low rate protection programs on GMDB variable annuities. The value of the hedges declined as interest rates increased during the fourth quarter.

•	Fair value hedges with an accounting match, which includes the hedges on Aegon’s GMWB variable annuities, produced a loss of USD 9 million.

•	The result on fair value investments amounted to a loss of USD 38 million from underperformance of hedge funds and revaluations on real estate investments.

Other charges of USD 29 million largely comprises USD 19 million of restructuring charges. Realized losses on investments amounted to USD 20 million, and were mainly driven by portfolio optimization. Net recoveries of USD 6 million mainly related to the improved credit profile of energy-related bonds that were impaired in early 2016. The results from run-off businesses declined to a loss of USD 2 million due to a USD 20 million adjustment to the intangible balances for BOLI/COLI business. The net tax benefit of USD 40 million was driven by a one-time favorable tax true-up.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the fourth quarter of 2016, excluding revaluation reserves and defined benefit plan remeasurements increased to 10.0% as a result of higher underlying earnings before tax and the aforementioned tax benefit. Excluding this tax benefit the return on capital amounted to 8.8%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses were stable at USD 475 million, as expense savings and lower restructuring charges were offset by both an increase in year-end variable personnel expenses and the impact of the business acquired from Mercer. In 2016 expense reduction initiatives, including a voluntary separation plan, have led to annual run-rate expense savings of USD 90 million.

Sales

Gross deposits remained stable at USD 9.4 billion. Gross deposits in Retirement Plans were up USD 0.8 billion to USD 7.1 billion as a result of the contribution from the business acquired from Mercer. Gross deposits in Variable Annuities were down to USD 0.9 billion, mainly driven by product adjustments implemented last year in response to the low interest rate environment and lower market demand as a result of the upcoming implementation of the Department of Labor fiduciary rule. Gross deposits in Mutual Funds remained stable at USD 1.3 billion.

Net outflows amounted to USD 2.5 billion in the fourth quarter. Contract discontinuances from the business acquired from Mercer resulted in USD 1.3 billion net outflows in Retirement Plans. In line with expectations, elevated outflows on this business are projected to continue until early 2018 as a result of anticipated lapse behavior related to the conversion to the Transamerica recordkeeping platform. Net deposits in Variable Annuities declined to an outflow of USD 0.3 billion, driven by lower sales. New product launches are expected to lead to an increase in variable annuity sales in 2017. Net outflows in Mutual Funds of USD 0.4 billion were driven by outflows from fixed income funds in a rising interest rate environment. Fixed Annuities experienced net outflows of USD 0.3 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

New life sales were down to USD 144 million compared to the same quarter last year, driven by all product categories. Universal life sales continued to be impacted by a decline in the recruitment of new agents. Universal life sales were up 6% from the third quarter as a result of increased recruiting. Sales of term life products declined as Aegon chose not to lower its pricing in line with a number of its competitors. New premium production for accident & health insurance declined to USD 201 million, mainly as a result of product exits. The strategic decision to close the Affinity, Direct TV and Direct Mail channels is expected to result in an adverse impact on production for accident & health of approximately USD 50 million on average per quarter in 2017.

Market consistent value of new business

The market consistent value of new business declined to USD 91 million in the fourth quarter of 2016 due to a lower contribution from Variable Annuities. This resulted from lower sales following the product adjustments implemented last year and a lower margin as a result of lower average interest rates.

Revenue-generating investments

Revenue-generating investments decreased by 1% during the fourth quarter to USD 465 billion. Net outflows and the impact of increased interest rates more than offset the impact from favorable equity markets.

Americas

USD millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
Underlying earnings before tax by line of business
Life		81	6	—	53	53	174	207	(15)
Accident & Health		87	67	30	37	134	218	165	32
Retirement Plans		76	80	(5)	54	42	280	261	7
Mutual Funds		15	13	10	16	(6)	50	50	—
Variable Annuities		104	110	(6)	114	(8)	393	503	(22)
Fixed Annuities		34	40	(15)	19	80	172	131	31
Stable Value Solutions		24	24	2	25	(1)	96	101	(4)
Latin America		—	1	—	2	—	1	1	(41)
Underlying earnings before tax		422	342	23	318	32	1,382	1,418	(3)
Fair value items		(248)	35	—	(68)	—	(577)	(768)	25
Realized gains / (losses) on investments		(20)	(35)	41	(24)	16	(14)	(83)	63
Net impairments		6	13	(55)	80	(93)	(33)	79	—
Other income / (charges)		(29)	(121)	76	(6)	—	(111)	(1,013)	89
Run-off businesses		(2)	9	—	22	—	60	98	(39)
Income before tax		130	244	(47)	322	(60)	706	(268)	—
Income tax		40	(92)	—	(48)	—	(88)	7	—
Net income / (loss)		170	152	12	274	(38)	618	(261)	—
Net underlying earnings		356	246	45	260	37	1,059	1,100	(4)
Commissions and expenses		1,174	1,122	5	1,225	(4)	4,532	4,489	1
of which operating expenses		475	430	11	472	1	1,834	1,843	(1)
New life sales	10
Life single premiums		29	28	5	34	(14)	118	144	(18)
Life recurring premiums annualized		141	139	1	163	(14)	588	650	(10)
Total recurring plus 1/10 single		144	142	1	167	(14)	600	665	(10)
Life		126	127	—	158	(20)	547	622	(12)
Latin America		17	15	15	9	92	53	42	24
Total recurring plus 1/10 single		144	142	1	167	(14)	600	665	(10)
New premium production accident and health insurance		201	211	(5)	216	(7)	895	1,003	(11)
Gross deposits (on and off balance) by line of business	10
Life		2	1	54	2	35	8	7	21
Retirement Plans		7,111	8,159	(13)	6,327	12	35,137	27,833	26
Mutual Funds		1,296	1,153	12	1,325	(2)	5,467	5,084	8
Variable Annuities		945	1,078	(12)	1,586	(40)	4,375	7,857	(44)
Fixed Annuities		55	71	(23)	63	(13)	254	276	(8)
Latin America		3	3	(11)	3	(8)	10	12	(14)
Total gross deposits		9,411	10,466	(10)	9,305	1	45,251	41,069	10
Net deposits (on and off balance) by line of business	10
Life		(7)	(15)	57	(8)	13	(40)	(38)	(6)
Retirement Plans		(1,278)	(3,883)	67	671	—	268	7,945	(97)
Mutual Funds		(418)	87	—	41	—	38	(6)	—
Variable Annuities		(292)	(56)	—	462	—	(125)	2,416	—
Fixed Annuities		(308)	(274)	(13)	(398)	23	(1,265)	(1,711)	26
Latin America		(1)	1	—	2	—	1	—	186
Total net deposits excluding run-off businesses		(2,304)	(4,141)	44	771	—	(1,123)	8,607	—
Run-off businesses		(193)	(264)	27	(236)	18	(841)	(925)	9
Total net deposits / (outflows)		(2,497)	(4,405)	43	535	—	(1,964)	7,682	—

Revenue-generating investments

	Dec. 31, 2016	Sep. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)	464,595	471,120	(1)	436,136	7
Investments general account	98,145	105,096	(7)	95,182	3
Investments for account of policyholders	113,223	114,337	(1)	109,894	3
Off balance sheet investments third parties	253,227	251,687	1	231,060	10

Europe

•	Underlying earnings before tax increase 23% to EUR 174 million

•	Net income of EUR 306 million supported by fair value items

•	Gross deposits increase to EUR 3.5 billion driven by savings in the Netherlands

•	UK platform assets of EUR 16 billion as a result of net platform inflows of EUR 2.2 billion

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon aims to improve its customer experience by introducing digital innovations and capturing a larger share of the customer value chain. Stap – a Dutch General Pension Fund (APF) initiated by Aegon – is gaining traction, winning three mandates totaling EUR 2 billion in assets since its launch. Given the acceleration in the shift from defined benefit to defined contribution in the Dutch market, Aegon expects that demand for Stap’s attractive proposition will lead to significant growth in assets under administration.

In the United Kingdom, Aegon focuses on its investment, pension and protection customers. In its core pension business, Aegon is accelerating the upgrading of customers from its backbook to its market leading platform. Aegon upgraded an additional 50,000 of its existing customers and EUR 1.6 billion of their assets to its platform in the fourth quarter. As a result, 165,000 customers were upgraded in 2016 with EUR 5 billion of assets, supporting the growth of the platform to EUR 16 billion. The upgrading program in combination with strong net inflows from new customers contributed to a record EUR 2.2 billion of net platform inflows for the quarter, confirming Aegon’s platform as one of the fastest growing in the market. The acquisition of BlackRock’s defined contribution business and Cofunds – which closed on January 1, 2017 – brings scale to Aegon’s platform business and make it the leading platform in the United Kingdom with approximately GBP 100 billion in assets.

Aegon focuses on profitable growth in CEE and Spain & Portugal. Aegon aims to grow mostly in protection products, which addresses key customer needs. In the fourth quarter, this strategy again resulted in increased protection sales in CEE. As a result, the share of protection products in the sales mix grew from 30% last year to over 40% in the fourth quarter of 2016. In Spain, term life, health and non-life sales all increased resulting from successful product launches and sales campaigns.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 23% compared with the fourth quarter of 2015 to EUR 174 million. This was mainly the result of lower DPAC amortization in the United Kingdom due to the write down of DPAC related to upgrading customers to the retirement platform in the fourth quarter of 2015.

•	Underlying earnings in the Netherlands remained stable at EUR 134 million. Earnings from Pensions declined to EUR 48 million driven by lower investment income as a result of prepayments on mortgages. Life & Savings earnings decreased to EUR 71 million resulting from investments in new business initiatives. Non-life earnings significantly improved to a profit of EUR 12 million as a result of favorable claims experience, which is partly driven by management actions implemented in recent quarters. Earnings from the distribution businesses decreased to EUR 3 million as a result of restructuring expenses.

•	The United Kingdom contributed underlying earnings of EUR 23 million. Life earnings declined to EUR 15 million, as the impact of the sale of the annuity business was largely offset by expense savings as well as EUR 8 million in favorable claims experience and reserve releases. Earnings from Pensions increased to EUR 9 million, as the impact from higher equity markets on fee income and the benefit of lower DPAC amortization more than offset margin pressure.

•	Underlying earnings in CEE increased to EUR 14 million, driven by an increase in the share of protection products and business growth in Turkey and Slovakia.

•	Underlying earnings in Spain & Portugal were stable at EUR 3 million, as favorable results in the life business were offset by increased project-related expenses and adverse claims experience in the health business.

Net income

Net income from Aegon’s businesses in Europe increased to EUR 306 million. The gain from fair value items amounted to EUR 171 million. This was driven by positive real estate revaluations in the Netherlands, and the result on the guarantee provision in the Netherlands due to a mismatch on an IFRS basis and widening credit spreads. Realized gains totaled EUR 52 million and mainly related to private equity divestments and normal trading activity in the Netherlands. Other charges of EUR 9 million were driven by an adjustment of deferred policyholder acquisition costs related to Aegon’s European variable annuities business and additions to a legal claims provision in CEE, which were partly offset by model updates in the Netherlands.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe increased to 8.5%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. For the Netherlands, return on capital was 9.4%. The return in the United Kingdom was 7.6%, and benefited from a tax credit. In CEE it was 13.2%, while in Spain & Portugal it was 1.0%.

Operating expenses

Operating expenses decreased by 7% to EUR 363 million. One-time charges in the fourth quarter in 2015, expense savings and favorable currency movements more than offset investments in new business initiatives in the Netherlands. In the Netherlands, Aegon is implementing expense reduction initiatives in order to achieve its 2018 expense savings target of EUR 50 million. In 2016, run-rate expense savings of EUR 25 million were achieved as a result of management actions.

Sales

Gross deposits increased by 12% to EUR 3.5 billion, or 19% on a constant currency basis driven by UK platform flows and savings in the Netherlands. Continued strong performance of Aegon’s online bank Knab led to an increase in the Netherlands to EUR 1.9 billion, up from EUR 1.5 billion in the fourth quarter of 2015. In the United Kingdom, gross deposits increased 7% on a constant currency basis to EUR 1.5 billion driven by record platform deposits. Gross deposits in CEE increased 21% to EUR 74 million mainly driven by an increase of the pension portfolio in Romania.

Net inflows for Europe increased 20% to EUR 0.4 billion due to higher inflows at Knab. In the United Kingdom outflows diminished reflecting increased platform deposits which largely offset outflows from the traditional pension business. Production of mortgages in the Netherlands in the fourth quarter of 2016 amounted to EUR 1.3 billion, of which EUR 0.8 billion was related to third-party investor demand driven by the Dutch Mortgage Fund. The total mortgage production in 2016 increased 6% to EUR 6.3 billion.

New life sales declined by 20% to EUR 75 million in the fourth quarter mainly due to lower pension sales in the Netherlands as a result of a continued shift in demand from defined benefit to defined contribution solutions.

Market consistent value of new business

The market consistent value of new business in Europe declined to EUR 30 million. This was mainly driven by a reduction in the value of new business in the United Kingdom resulting from the divestment of the annuity portfolio and a change in product mix.

Revenue-generating investments

Revenue-generating investments slightly decreased to EUR 164 billion, as unfavorable currency movements and the impact of increased interest rates more than offset the impact from favorable equity markets.

Europe

EUR millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
Underlying earnings before tax
The Netherlands		134	133	1	135	(1)	534	537	(1)
United Kingdom		23	5	—	(9)	—	59	(27)	—
Central & Eastern Europe		14	12	13	13	7	55	37	51
Spain & Portugal		3	1	160	3	12	8	12	(38)

Underlying earnings before tax		174	151	15	142	23	655	559	17
Fair value items		171	49	—	(99)	—	(41)	(18)	(121)
Realized gains / (losses) on investments		52	49	6	79	(35)	342	411	(17)
Net impairments		(1)	(6)	85	(8)	89	(10)	(22)	53
Other income / (charges)	5	(9)	52	—	(1,152)	99	(658)	(1,205)	45

Income before tax		387	296	31	(1,038)	—	288	(275)	—
Income tax		(81)	(68)	(20)	216	—	(161)	54	—

Net income / (loss)		306	228	34	(821)	—	127	(221)	—

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		306	228	34	(821)	—	127	(221)	—
Net underlying earnings		161	132	22	148	9	548	482	14

Commissions and expenses		494	497	—	595	(17)	2,058	2,368	(13)
of which operating expenses		363	354	2	388	(7)	1,445	1,442	—

New life sales	6, 10
Life single premiums		234	285	(18)	351	(33)	1,128	1,323	(15)
Life recurring premiums annualized		52	36	45	59	(12)	186	200	(7)
Total recurring plus 1/10 single		75	64	17	94	(20)	299	332	(10)
Life		53	50	7	57	(6)	220	234	(6)
Pensions		22	15	50	37	(40)	79	98	(20)
Total recurring plus 1/10 single		75	64	17	94	(20)	299	332	(10)
The Netherlands		28	21	32	43	(35)	111	130	(15)
United Kingdom		10	18	(46)	18	(46)	66	72	(8)
Central & Eastern Europe		26	17	49	23	14	83	91	(9)
Spain & Portugal		11	7	53	9	21	39	39	1
Total recurring plus 1/10 single		75	64	17	94	(20)	299	332	(10)
New premium production accident and health insurance		11	5	114	9	13	34	28	22
New premium production general insurance		23	20	55	25	(6)	94	84	12

Gross deposits (on and off balance)	10
The Netherlands		1,901	1,417	34	1,459	30	6,686	5,137	30
United Kingdom		1,486	1,280	16	1,571	(5)	5,791	6,096	(5)
Central & Eastern Europe		74	65	14	61	21	265	227	17
Spain & Portugal		13	7	104	17	(20)	31	29	8

Total gross deposits		3,474	2,769	25	3,107	12	12,773	11,489	11

Net deposits (on and off balance)	10
The Netherlands		393	289	36	504	(22)	1,909	1,885	1
United Kingdom		(44)	(381)	88	(234)	81	(846)	(1,096)	23
Central & Eastern Europe		52	46	12	59	(12)	176	63	180
Spain & Portugal		10	5	122	13	(17)	20	17	20

Total net deposits / (outflows)		411	(41)	—	342	20	1,260	869	45

Revenue-generating investments

	Dec. 31, 2016	Sep. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)	164,487	165,194	—	175,687	(6)

Investments general account	58,264	60,265	(3)	68,459	(15)
Investments for account of policyholders	96,276	95,757	1	99,070	(3)
Off balance sheet investments third parties	9,946	9,172	8	8,158	22

Europe Segments

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2016 Q4
Underlying earnings before tax geographically by line of business
Life		71	15	4	1	91
Pensions		48	9	3	—	60
Non-life		12	—	7	1	21
Other		3	—	—	—	3

Underlying earnings before tax		134	23	14	3	174
Fair value items		202	(31)	—	(1)	171
Realized gains / (losses) on investments		47	4	—	1	52
Impairment charges		(8)	—	(1)	—	(9)
Impairment reversals		8	—	—	—	8
Other income / (charges)	5	34	(20)	(23)	—	(9)
Income / (loss) before tax		418	(24)	(10)	3	387
Income tax (expense) / benefit		(91)	19	(8)	(2)	(81)

Net income / (loss)		326	(4)	(18)	1	306

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		326	(4)	(18)	1	306
Net underlying earnings		105	43	13	1	161

Commissions and expenses		232	150	67	45	494
of which operating expenses		202	95	41	25	363

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2015 Q4
Underlying earnings before tax geographically by line of business
Life		83	18	—	(1)	100
Pensions		57	(27)	2	—	32
Non-life		(13)	—	10	3	1
Other		8	—	—	—	8
Underlying earnings before tax		135	(9)	13	3	142
Fair value items		(71)	(28)	—	—	(99)
Realized gains / (losses) on investments		33	46	1	—	79
Impairment charges		(8)	—	(1)	—	(9)
Impairment reversals		2	—	—	—	2
Other income / (charges)	5	93	(1,260)	(2)	17	(1,152)
Income / (loss) before tax		183	(1,251)	12	19	(1,038)
Income tax (expense) / benefit		(43)	263	(2)	(1)	216

Net income / (loss)		140	(988)	9	18	(821)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		140	(988)	9	18	(821)
Net underlying earnings		107	29	11	1	148

Commissions and expenses		272	220	64	39	595
of which operating expenses		228	104	38	19	388

Asia

•	Underlying earnings before tax increase to USD 15 million

•	Net loss amounts to USD 10 million due to hedging results

•	New life sales increase to USD 34 million driven by increased production in the HNW business

•	Gross deposits decrease to USD 58 million due to strict adherence to Aegon’s pricing policy

Execution of strategy

Aegon intends for its Asian businesses to become a financially significant contributor and growth engine for the group. The company focuses on three fast-growing and underserved customer segments in Asia: High Net Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-consumer digital distribution platforms in markets in which Aegon does not have an insurance license.

Aegon aims to continue growing its distribution network and product portfolio in Asia. During the fourth quarter of 2016, Aegon Sony Life launched a new foreign currency withdrawal benefit product (FXW8) in the agency channel. On February 1, 2017, Aegon further diversified the foreign currency product suite by launching the foreign currency variable annuity (FXVA) with a key banking partner in Japan, following the successful product launch in the second quarter of 2016. In India, Aegon Life continued to strengthen the direct salaried agency force channel while a new term product was also launched in the online channel, following the announcement of the new customer first strategy in August 2016.

Underlying earnings before tax

In the fourth quarter of 2016, Aegon’s underlying earnings before tax in Asia increased to USD 15 million, mainly due to higher earnings from the HNW businesses.

•	Earnings from HNW businesses increased to USD 23 million. This increase was driven by a favorable intangible adjustment of USD 8 million due to higher interest rates.

•	Earnings from ADAMS were nil due to lower production in Indonesia as a result of rationalizing sales campaigns and higher IT related costs in Japan.

•	The loss from Strategic partnerships in China, Japan and India increased to USD 9 million due to higher operating expenses to grow the business in these partnerships, and as a result of the increase in ownership from 26% to 49% in India.

Net income

The net loss from Aegon’s operations in Asia amounted to USD 10 million. The loss from fair value items of USD 12 million was mainly due to hedging results in the variable annuity business in Japan as there was an accounting mismatch between the IFRS valuation and the valuation of interest rate hedges. Realized gains of USD 2 million were driven by normal trading activity in a low interest rate environment. Income tax amounted to USD 15 million due to relatively high profits for tax purposes and limited tax benefits on losses.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserve was 0.5%.

Operating expenses

Operating expenses increased by 12% to USD 40 million in the fourth quarter. This was mainly driven by the investment made to support future growth, together with the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. On a comparable basis, operating expenses increased by 5%.

Sales

New life sales increased by 17% compared with the fourth quarter of 2015 to USD 34 million.

•	Sales from HNW businesses increased by 24% to USD 24 million as a result of more favorable pricing conditions.

•	Sales from Strategic partnerships remained stable at USD 10 million, with growth in China offset by the strategic decision to exit the agency distribution channel in India in order to move to a digital distribution model.

New premium production from accident & health insurance declined by 40% to USD 4 million mainly as a result of the rationalization of unprofitable sales campaigns in ADAMS, especially in Indonesia.

Gross deposits from Strategic partnerships decreased by 15% to USD 58 million. This was due to a pricing change on the Japanese Yen-denominated variable annuity in order to maintain profitability following Aegon’s strict pricing policy. Inflows from the foreign currency variable annuity were more than offset by lower Japanese Yen-denominated variable annuity sales. Net deposits remained steady at USD 54 million reflecting lower gross deposits offset by improved lapse experience.

Market consistent value of new business

The market consistent value of new business in Asia increased to USD 5 million. This was mainly caused by the recovery of interest rates.

Revenue-generating investments

Revenue-generating investments decreased slightly to USD 9 billion during the fourth quarter of 2016. This was driven by the depreciation of the Chinese Renminbi and Japanese Yen, as well as a decrease in the fair value of assets due to the increase in interest rates during the fourth quarter.

Asia

USD millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
Underlying earnings before tax by line of business
High net worth businesses		23	14	64	7	—	61	45	37
Aegon Direct & Affinity Marketing Services		—	—	—	1	(76)	1	5	(87)
Stategic partnerships		(9)	(7)	(21)	(5)	(86)	(39)	(27)	(41)

Underlying earnings before tax		15	7	105	3	—	23	23	3
Fair value items		(12)	7	—	6	—	(10)	7	—
Realized gains / (losses) on investments		2	2	16	1		9	7	29
Net impairments		—	—	—	—	(31)	(1)	—	—

Other income / (charges)		—	(6)	—	(20)	—	(6)	(68)	91

Income before tax		5	10	(51)	(9)	—	16	(31)	—
Income tax		(15)	(4)	—	—	—	(30)	(3)	—

Net income / (loss)		(10)	6	—	(9)	(9)	(14)	(33)	58

Net underlying earnings		1	—	—	(3)		(7)	(4)	(79)

Commissions and expenses		65	64	2	55	19	257	268	(4)
of which operating expenses		40	38	5	36	12	161	143	13

New life sales	10
Life single premiums		232	189	23	193	21	907	1,521	(40)
Life recurring premiums annualized		11	13	(14)	10	11	51	40	26

Total recurring plus 1/10 single		34	31	8	29	17	142	193	(26)
High net worth businesses		24	19	28	19	24	88	151	(42)
Aegon Direct & Affinity Marketing Services		—	—	(23)	—	12	—	1	(64)
Stategic partnerships		10	13	(20)	10	5	54	41	31

Total recurring plus 1/10 single		34	31	8	29	17	142	193	(26)
New premium production accident and health insurance		4	4	(11)	7	(40)	19	31	(40)

Gross deposits (on and off balance) by region	10
China		3	—	—	—	—	7	5	43
Japan		55	92	(41)	68	(20)	330	448	(26)
Total gross deposits		58	93	(37)	68	(15)	337	453	(26)

Net deposits (on and off balance) by region	10
China		3	—	—	—	—	5	3	46
Japan		51	77	(34)	54	(5)	282	388	(27)
Total net deposits / (outflows)		54	77	(29)	54	1	287	392	(27)

Revenue-generating investments

	Dec. 31, 2016	Sep, 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)	8,503	8,854	(4)	7,307	16

Investments general account	5,620	5,732	(2)	4,790	17
Off balance sheet investments third parties	2,883	3,122	(8)	2,517	6

Asset management

•	Underlying earnings before tax decline to EUR 35 million mainly as a result of lower performance fees

•	Net income amounts to EUR 18 million

•	Other third-party net outflows of EUR 1.7 billion mainly driven by outflows in China

•	Assets under management decrease slightly to EUR 332 billion due to higher interest rates

Execution of strategy

Aegon Asset Management has developed into a successful asset manager and an important part of the group. Aegon aims to continue the strong growth in asset management by leveraging its international capabilities across asset allocation, solutions, fixed income, equity, real estate and research, and by developing and distributing strategies from across its locations, deepening its presence in existing markets, and furthering its geographical expansion.

An important part of this growth strategy is the increase in other third-party assets. 2016 was the fifth consecutive year of positive third-party net inflows from external sources, reflecting competitive performance and Aegon Asset Management’s ability to leverage scale and capabilities from the general account and third-party affiliate businesses.

Underlying earnings before tax

Underlying earnings from Aegon Asset Management in the fourth quarter of 2016 declined to EUR 35 million, as higher earnings from the Netherlands were more than offset by lower earnings from the Americas.

•	Earnings in the Americas amounted to EUR 14 million, down from the high level of Q4 2015. This decrease was mainly driven by lower management fee income, due to a one-off management fee payment in Q4 2015, together with a contract loss recorded in the third quarter of 2016. In addition, there were higher employee and project-related expenses and continued investments in growth of the business.

•	Earnings in the Netherlands increased to EUR 5 million, mainly as a result of higher management fee income driven by continued strong inflows in the Dutch Mortgage Fund and a one-off increase in other income.

•	Earnings in the United Kingdom amounted to EUR 7 million, as adverse currency movements and lower performance fees were only partially offset by lower expenses.

•	The result in Rest of World amounted to nil.

•	Earnings from Strategic partnerships increased to EUR 9 million due to a higher contribution from La 8anque Postale Asset Management. Earnings of Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC) were stable, as lower expenses offset lower performance fees.

Net income

Net income from asset management declined to EUR 18 million as a result of lower underlying earnings and an impairment in the fourth quarter of 2016. This impairment was the result of the write-off of a contingent asset.

Revenues

Total revenues decreased by 8% to EUR 149 million. Management fees declined by 7% to EUR 127 million due to adverse currency movements and outflows in third-party affiliates. On a constant currency basis, management fees were down 3%. Performance fees were down to EUR 7 million, mainly as a result of lower performance fees from AIFMC and the United Kingdom. Other income increased by EUR 2 million to EUR 15 million mostly due to increases in the Americas and the Netherlands. Annualized management fees as a percentage of average assets under management in other third-party, were 21 basis points.

Operating expenses

Operating expenses decreased by 9% compared with the fourth quarter of 2015 to EUR 115 million, as continued investments in Aegon Asset Management’s growth strategy were more than offset by favorable currency movements and lower costs at AIFMC and in the United Kingdom. On a constant currency basis, operating expenses decreased by 4%. The cost/income ratio remained level at 77%. Annualized operating expenses as a percentage of average assets under management, remained stable at 13 basis points.

Sales

Gross inflows in other third-party decreased by 15% to EUR 10.3 billion. Higher gross inflows in the Americas and AIFMC, which were mainly driven by higher recognized gross inflows, were more than offset by a decrease in gross inflows in the Netherlands and in the United Kingdom from last year’s exceptionally high levels.

Total third-party net outflows this quarter amounted to EUR 3.0 billion. These included EUR 1.4 billion of outflows in affiliates, which were mainly driven by the United Kingdom and the Netherlands as clients moved assets to different asset classes following increased interest rates.

Other third-party net outflows amounted to EUR 1.7 billion. Net outflows of EUR 0.2 billion in the Americas were due to client portfolio reallocations. In the United Kingdom net outflows of EUR 0.3 billion were mainly driven by the ongoing market insecurity following the Brexit vote. Net outflows in Strategic partnerships slightly improved to EUR 1.6 billion. These were mainly driven by lower net outflows from AIFMC, which were mostly in its money market fund. These outflows were only partly offset by net inflows in the Netherlands, where other third-party net inflows amounted to EUR 0.4 billion, as a result of inflows into the Dutch Mortgage Fund.

In the first quarter of 2017, the other third-party line will be impacted by GBP 5 billion (EUR 6 billion) outflows resulting from the loss of a low margin contract in the United Kingdom. This will have a negative impact on revenues of approximately EUR 6 million per year.

Assets under management

Assets under management decreased by 1% compared with the last quarter to EUR 331 billion. Positive currency movements were more than offset by outflows and the impact of higher interest rates on the value of fixed income investments.

Performance

Actively managed fixed income assets performed well in markets that were volatile and driven by diverging central bank interest rate actions and surprise geopolitical events. Multi asset portfolios across the group also did well with asset mix and asset allocation producing results in line with expectations. Active management of equity assets over the short term was weaker than expected as markets rotated aggressively from quality and growth to favoring value and cyclical stocks. Property assets performed well despite market events, notably Brexit.

Return on capital

The return on average capital invested in Aegon Asset Management in the fourth quarter of 2016, excluding revaluation reserves and defined benefit plan remeasurements, remained solid at 21%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Asset Management

EUR millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
Underlying earnings before tax by region
Americas		14	10	38	20	(32)	55	66	(16)
The Netherlands		5	4	24	1	—	14	11	28
United Kingdom		7	6	19	8	(15)	30	32	(7)
Rest of World		—	(2)	72	—	—	(4)	(4)	(2)
Strategic partnerships		9	14	(35)	8	17	54	65	(17)

Underlying earnings before tax		35	32	7	38	(8)	149	170	(12)
Realized gains / (losses) on investments		—	2	(93)	—	(50)	3	3	8
Net impairments		(5)	—	—	—	—	(5)	—	—
Other income / (charges)		(1)	—	—	(1)	17	(2)	(1)	(16)

Income before tax		28	34	(18)	37	(23)	145	172	(15)
Income tax		(10)	(11)	9	(12)	15	(48)	(50)	5
Net income / (loss)		18	23	(22)	25	(27)	97	121	(20)

Net underlying earnings		22	22	3	25	(10)	99	120	(17)

Revenues
Management fees		127	123	3	137	(7)	503	504	—
Performance fees		7	8	(15)	12	(46)	34	48	(29)
Other		15	13	13	13	16	63	61	3

Total income *		149	145	3	162	(8)	601	614	(2)

General account		43	40	7	42	2	167	169	(1)
Third-party		106	104	1	120	(12)	434	445	(2)
Of which affiliates		28	26	8	37	(24)	111	130	(14)
Of which other third-party		78	79	(1)	83	(6)	323	315	3
Total income *		149	145	3	162	(8)	601	614	(2)

Operating Expenses		115	112	3	126	(9)	451	444	2

Cost / income ratio		77.1%	77.4%	—	77.4%	—	75.1%	72.3%	4

Gross flows other third-party
Americas		1,320	1,321	—	709	86	4,536	2,329	95
The Netherlands		812	1,405	(42)	2,047	(60)	4,656	4,080	14
United Kingdom		847	1,087	(22)	2,199	(61)	4,831	7,538	(36)
Rest of World **		(16)	65	—	182	—	(317)	(389)	19
Strategic partnerships		7,364	8,563	(14)	6,943	6	32,660	20,165	62

Gross flows other third-party		10,326	12,442	(17)	12,079	(15)	46,366	33,722	37

Net flows other third-party
Americas		(220)	477	—	236	—	499	307	63
The Netherlands		352	1,206	(71)	1,922	(82)	3,669	2,897	27
United Kingdom		(323)	(527)	39	1,130	—	(865)	3,490	—
Rest of World **		43	82	(48)	209	(80)	62	(27)	—
Strategic partnerships		(1,554)	143	—	(1,834)	15	(402)	1,568	—

Net flows other third-party		(1,702)	1,380	—	1,662	—	2,964	8,235	(64)

*	Net fees and commissions
**	Rest of world include intragoup eliminations from internal sub-advised agreements.

Assets under management

	Dec. 31, 2016	Sep. 30, 2016%		Dec. 31, 2015%
Americas	124,993	123,898	1	126,330	(1)
The Netherlands	88,982	92,369	(4)	82,241	8
United Kingdom	57,783	59,288	(3)	76,982	(25)
Rest of World	2,523	2,387	6	2,202	15
Strategic partnerships	57,345	58,445	(2)	57,782	(1)

Total assets under management	331,627	336,386	(1)	345,537	(4)

General account *	128,111	131,559	(3)	132,218	(3)
Third-party	203,515	204,827	(1)	213,320	(5)
Of which affiliates *	72,626	72,771	—	85,990	(16)
Of which other third-party **	130,889	132,056	(1)	127,329	3

*	Please note that the numbers provided in this line are also included in other primary segments.
**	Includes pooled fund sales that are recognized on the balance sheet of Aegon UK.
These assets are eliminated in our consolidated revenue generating investments.

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
Americas	84	56	49	101	(17)	282	354	(20)
Europe	30	14	112	46	(34)	140	214	(35)
Asia	4	(1)	—	2	150	(2)	29	—

Total	118	70	70	149	(21)	420	597	(30)

Modeled new business: APE

	Premium business APE						Premium business APE
EUR millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
	7
Americas		311	311	—	347	(11)	1,328	1,484	(10)
Europe		352	219	61	341	3	1,242	1,400	(11)
Asia		35	33	9	32	10	146	202	(28)

Total		698	562	24	721	(3)	2,716	3,085	(12)

Modeled new business: Deposits
	Deposit business						Deposit business
	Deposits						Deposits
EUR millions	Notes	Q4 2016	Q3 2016%		Q4 2015%		FY 2016	FY 2015%
	7
Americas		4,493	3,948	14	5,165	(13)	18,952	25,819	(27)
Europe		83	64	31	101	(17)	285	407	(30)
Asia		55	83	(34)	63	(14)	305	408	(25)

Total		4,631	4,094	13	5,328	(13)	19,542	26,635	(27)

MCVNB/PVNBP summary

	Premium business					Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q4 2016%			%	FY 2016%			%
	8
Americas		68	1,480	4.6	22.0	263	6,071	4.3	19.8
Europe		26	3,187	0.8	7.3	132	13,360	1.0	10.6
Asia		5	295	1.6	13.4	(4)	1,175	(0.3)	(2.7)

Total		99	4,962	2.0	14.2	391	20,606	1.9	14.4

	Deposit business					Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q4 2016%			%	FY 2016%			%
	8
Americas		15	7,416	—	—	19	29,979	0.1	0.1
Europe		5	659	0.7	5.7	7	1,368	0.5	2.6
Asia		(1)	55	(1.0)	(1.0)	2	305	0.7	0.7

Total		19	8,130	0.2	0.4	29	31,651	0.1	0.1

Currencies

Income statement items: average rate 1 EUR = USD 1.1069 (2015: USD 1.1100).

Income statement items: average rate 1 EUR = GBP 0.8187 (2015: GBP 0.7256).

Balance sheet items: dosing rate 1 EUR = USD 1.0548 (2015: USD 1.0863).

Balance sheet items: closing rate 1 EUR = GBP 0.8536 (2015: GBP 0.7370).

Additional Information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q4 2016 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 719 457 2086

United Kingdom: +44 330 336 9411

The Netherlands: +31 20 721 9251

Passcode: 9768082

Two hours after the conference call, a replay will be available on aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non- IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and the net deficit or surplus related to defined benefit plans.

5)	Included in other income/(charges) are Income/charges made to policyholders with respect to income tax in the United Kingdom.

6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q4 2016	FY 2016
Employee expenses	583	2,287
Administrative expenses	342	1,273

Operating expenses for IFRS reporting	925	3,560
Operating expenses related to jv’s and associates	(54)	(203)

Operating expenses in earnings release	978	3,764

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments In new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

a)	The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the life insurance companies in the US is calculated as two and a half times (250%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

b)	The results in this release are unaudited.

c)	The numbers in this press release have been adjusted for the impacts of Aegon’s voluntary changes in accounting policies implemented effective January 1, 2016. Please refer to note 2.1 to the Q4 2016 Condensed Consolidated Interim Financial Statements for more details about Aegon’s voluntary changes in accounting policies.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	Consequences of the anticipated exit of the United Kingdom from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and

•	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.